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*KH 3/14

SEC Mail Processing Section

MAR 01 2011

Washington, DC 110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moody Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6363 Woodway, Suite 110
(No. and Street)

Houston	Texas	77057
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Engel (713) 977-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell Kerr Forster of Texas
(Name – *if individual, state last, first, middle name*)

5847 San Felipe	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11019944

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CW 3/9

OATH OR AFFIRMATION

I, Robert Engel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moody Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert W. Engel
Signature

Chief Financial Officer
Title

Kay Street
Notary Public

KAY STREET
MY COMMISSION EXPIRES
AUGUST 29, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOODY SECURITIES, LLC

Financial Statements and Supplementary Information Required By SEC Rule 17a-5

December 31, 2010

MOODY SECURITIES, LLC

December 31, 2010

Table of Contents

	Page(s)
Independent Auditors' Report	1
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Member's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-8
Supplementary Information:	
Schedule I: Net Capital Computation Under Rule 15c3-1 of the Securities and Exchange Commission	9
Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission	10-12

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057-3092
Main: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Moody Securities, LLC

We have audited the accompanying statements of financial condition of Moody Securities, LLC (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moody Securities, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pannell Kerr Forster of Texas, P.C.

February 24, 2011

MOODY SECURITIES, LLC

Statements of Financial Condition

	December 31, 2010	December 31, 2009
Assets		
Cash and cash equivalents	$ 192,197	$ 180,607
Prepaid expenses	58,986	60,023
Total assets	$ 251,183	$ 240,630
Liabilities and Member's Equity		
Accounts payable	$ 2,054	$ 3,231
Accrued liabilities	21,814	24,428
Insurance note payable	8,168	2,125
Total liabilities	32,036	29,784
Commitments and contingencies	-	-
Member's equity	219,147	210,846
Total member's equity	219,147	210,846
Total liabilities and member's equity	$ 251,183	$ 240,630

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Statements of Operations

	Year Ended December 31,	
	2010	2009
Revenues	$ 151,502	$ -
Expenses		
General and administrative	225,562	130,006
Management fees	60,000	55,000
Registration and filing fees	40,574	43,952
Legal and professional fees	189,303	149,759
Payroll and related taxes	700,862	1,013,408
Total operating expenses	1,216,301	1,392,125
Loss before provision for income taxes	(1,064,799)	(1,392,125)
Provision for income taxes	800	850
Net loss	$ (1,065,599)	$ (1,392,975)

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Statements of Changes in Member's Equity

For the Years Ended December 31, 2010 and 2009

	Total Member's Equity
Balance at December 31, 2008	$ 200,404
Member cash contributions	1,394,623
Expenses contributed by member	8,794
Net loss	(1,392,975)
Balance at December 31, 2009	210,846
Member cash contributions	1,073,900
Net loss	(1,065,599)
Balance at December 31, 2010	$ 219,147

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Statements of Cash Flows

	Year Ended December 31,	
	2010	2009
Cash flows from operating activities		
Net loss	$ (1,065,599)	$ (1,392,975)
Adjustments to reconcile net loss to net cash used in operating activities		
Expenses contributed by member	-	8,794
Changes in operating assets and liabilities:		
Prepaid expenses	27,265	(33,334)
Accounts payable	(1,177)	3,231
Accrued liabilities	(2,614)	24,428
Net cash used in operating activities	(1,042,125)	(1,389,856)
Cash flows from financing activities		
Member cash contributions	1,073,900	1,394,623
Insurance note payments	(20,185)	(24,564)
Net cash provided by financing activities	1,053,715	1,370,059
Net increase (decrease) in cash and cash equivalents	11,590	(19,797)
Cash and cash equivalents - beginning of year	180,607	200,404
Cash and cash equivalents - end of year	$ 192,197	$ 180,607
Supplemental cash flows information:		
Cash paid for taxes	$ 800	$ 850
Non-cash investing and financing transactions:		
Financed insurance premiums	$ 26,228	$ 26,689

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Notes to Financial Statements

December 31, 2010

Note 1 - General Information and Summary of Significant Accounting Policies

Description of business

Moody Securities, LLC (the "Company") was formed on September 21, 2007, as a Delaware Limited Liability Company for the purpose of providing financial services primarily to entities related to its sole member. The Company is a broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

To date, the Company has received its funding from contributions from its sole member and its continued existence, in the absence of adequate cash flows from operations or other sources, will be dependent on receiving continued support from its member.

Cash and cash equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Income taxes

The Company is not recognized as a taxable entity for Federal income tax purposes; thus, no Federal income tax expense has been recorded in the financial statements. Taxable income of the Company is reported on the member's Federal tax return. The Company is subject to income taxes in the State of California, and the provision for income taxes reflected in these statements is for state income taxes only for the years ended December 31, 2010 and 2009.

Effective January 1, 2009, the Financial Accounting Standards Board's ("FASB") issued guidance on the accounting for uncertainty in income taxes recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements only if that position is more-likely-than-not of being sustained upon examination by the taxing authority. Interest and/or penalties related to income tax matters are to be recognized in income tax expense. The adoption of this interpretation did not have a material effect on the Company's financial position or results of operations. The Company's tax years from 2007 and forward are subject to examination.

Revenue recognition policy

The Company recognizes revenue from commissions generated from facilitating the placement of equity and debt instruments and from providing financial services as earned.

Financial instruments and credit risk

The financial instrument which potentially subjects the Company to credit risk is cash. The Company maintains its cash with a major domestic bank. From time to time, cash may exceed federally insured limits. The Company has not incurred losses related to these deposits.

Note 1 - General Information and Summary of Significant Accounting Policies (Continued)

Fair value of financial instruments

The Company's financial instruments consist of cash and short-term debt. The carrying amount of cash and short-term debt approximates fair value because of the short-term nature of these items.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2009 financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on 2009 total assets and liabilities, net loss or member's equity.

Note 2 - Related Party Transactions

In January, 2008, the Company entered into a management agreement with a Company affiliated with its sole member through common ownership. The agreement automatically renews on an annual basis and includes furnishing of office space, supplies and equipment and facilitating the Company's payroll, insurance and employee benefits function. During the years ended December 31, 2010 and 2009, the Company paid approximately $60,000 and $55,000, respectfully, in management fees to this affiliate.

In April 2008, the Company entered into two sublease agreements with an affiliate to lease office space in Houston, Texas for $750 per month, and Irvine, California for $1,000 per month. The agreements expire in April 2013. Total rent expense related to these two agreements for the years ended December 31, 2010 and 2009, was $21,000 and $19,250, respectfully.

Note 3 - Consulting Agreement

During January 2009, the Company entered into a consulting services agreement with MGL Consulting Corporation ("MGL") to provide bookkeeping services and FINRA compliance services. The agreement automatically renews on an annual basis until terminated by either party. The agreement includes a fixed monthly professional fee of $8,070 per month, plus additional professional fees regarding financial bookkeeping and regulatory compliance, which are billed based on MGL's corporate hourly rates. Consulting fees paid to MGL were approximately $127,000 and $153,000, respectfully, for the years ended December 31, 2010 and 2009.

Note 4 - Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital. As of December 31, 2010 and 2009, the Company's net capital, as defined, of $160,161 and $150,823, respectfully, exceeded the required minimum by $155,161 and $145,823, respectfully, and its ratio of aggregate indebtedness to net capital was 0.200 to 1.0 and 0.198 to 1.0, respectfully.

Note 5 - Insurance Note Payable

The Company finances its annual broker-dealer professional liability insurance premiums. The Company records a corresponding prepaid asset upon financing. During 2010 and 2009, the Company financed insurance premiums of $26,228 and $26,689, respectively, and made premium payments of $20,185 and $24,564, respectively.

Note 6 - Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the years ended December 31, 2010 and 2009.

Note 7 - Omission of Certain Reports

A computation for determination of reserve requirements pursuant to Rule 15c3-3 as specified by Rule 17a-5(d)(3) and information relating to possession or control of securities as specified by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

The Securities Investor Protection Corporation ("SIPC") supplemental report specified by Rule 17a-5(e)(4) is omitted since the SIPC has suspended assessments based on net operating revenue.

Note 8 - Subsequent Events

Management has evaluated subsequent events as of February 24, 2011, which is the date that the financial statements were available for issuance, and has determined that there are no other subsequent events to be reported.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I
NET CAPITAL COMPUTATION
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR
MOODY SECURITIES, LLC

Year Ended December 31, 2010

Net capital requirement, the greater of:		$ 5,000
1/15 of Aggregate Indebtedness	$ 2,136	
Minimum Dollar Requirement	$ 5,000	
Net capital		160,161
Excess (Deficiency) Net Capital:		$ 155,161
Aggregate indebtedness		$ 32,036
Excess net capital @ 1,000%		
(Net capital, less 10% aggregate indebtedness)		$ 156,957
Ratio of aggregate indebtedness to net capital		20.00%
Ratio of subordinated indebtedness to debt/equity total		N/A

Total assets		$ 251,183
Less - total liabilities		32,036
Net worth		219,147
Deductions from and/or charges to net worth		
Total non-allowable assets	58,986	
Other deductions or charges	-	
Total deductions from net worth		58,986
Net capital before haircuts on securities positions		160,161
Haircuts on securities	-	
Certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stock and warrants	-	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	-	-
Net capital		$ 160,161

Reconciliation with the Company's Computation (included in Part II of Form X-17-A-5) as of December 31, 2010:

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 190,143
Audit adjustments	(29,982)
Net capital, per above	$ 160,161

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

PANNELL KERR FORSTER OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057-3092
Main (713) 860-1400
Fax (713) 355-3909
www.pkftexas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED By RULE 17A-5 of the SECURITIES AND EXCHANGE COMMISSION

To the Member of
Moody Securities, LLC

In planning and performing our audits of the financial statements and supplementary schedule of Moody Securities, LLC (the "Company"), as of and for the years ended December 31, 2010 and 2009 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and reconciliation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audits of the financial statements of Moody Securities, LLC as of and for the years ended December 31, 2010 and 2009, and this report does not affect our report thereon dated February 24, 2011. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. Management's written response to the following material weaknesses identified in our audit has not been subjected to the audit procedures applied in the audit of the financial statements and, accordingly we express no opinion on it.

Material Weaknesses:

- As is common in smaller organizations, the Company's accounting department currently does not prepare its financial statements, complete with notes, in accordance with U.S. generally accepted accounting principles ("GAAP"). Accordingly, the company has not established internal controls over the preparation of GAAP basis financial statements.
- During our audit procedures, we noted several adjustments that were required to bring the financial statements into compliance with GAAP. The most significant of these adjustments was expenses that should have been accrued and amounts that should have been recorded as prepaid expenses at year end.

Management's Response:

- The Company's management is currently in the process of making the following improvements to the internal control procedures within the Company to assure that financial statements are prepared in accordance with GAAP.

    1. Monthly financial statements are reviewed by a senior accountant other than the preparer and by the Chief Financial Officer.
    2. All prepaid expenses are recorded properly; all month-end accrued payroll is recorded; and the insurance note and similar liabilities are accounted for properly.
    3. A review of subsequent events, purchases and disbursements is made to identify any previously unrecorded liabilities or assets.
    4. A monthly accounting procedures checklist is completed by a senior accountant, reviewed by the Chief Financial Officer and filed to document the review process.

5. Financial statements are periodically prepared as necessary, complete with notes, in accordance with GAAP.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009 to meet the SEC's objectives. However, failure to remediate the material weakness, noted above, regarding the audit adjustments that were required to bring the financial statements into compliance with GAAP could result in the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) to be improperly calculated in future years.

This report is intended solely for the information and use of the member, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pannell Kerr Forster of Texas, P.C.

February 24, 2011